Exhibit 99.1

Copernic Inc. Receives NASDAQ Extension of its Compliance Period

Quebec, Canada April 16, 2008 – Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company specializing in internet, desktop and mobile search products, announced that it received a NASDAQ Notice issued on March 18th, 2009, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The NASDAQ Notice discussed a proposed rule change to extend until July 19, 2009, the temporary suspension of the continued listing requirements related to bid price and market value of publicly held shares for listing on the NASDAQ Stock Market.

Since Copernic had 59 calendar days remaining in its compliance period, it will, upon reinstatement of the rules, still have this number of days, or until September 18th, 2009 to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days.

Jean-Roch Fournier, Chief Financial Officer of Copernic Inc. stated “that he welcomed this moratorium which allows management to continue focussing on value creation activities for the benefit of its shareholders.”

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over one billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #139
Telephone Local:  (418) 527-0528
Email:  mferland@copernic.com
Website:  www.copernic-inc.com